UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
 WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

FOR THE MONTH OF SEPTEMBER 2003

METHANEX CORPORATION

(Registrant’s name)

SUITE 1800, 200 BURRARD STREET, VANCOUVER, BC V6C 3M1 CANADA

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☐	Form 40-F ☒

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-                        .

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on behalf by the undersigned, thereunto duly authorized.

METHANEX CORPORATION

Date: October 22, 2003	By:	/s/ RANDY MILNER Name: Randy Milner Title: Senior Vice President, General Counsel & Corporate Secretary

For immediate release

METHANEX CONTINUES TO GENERATE SIGNIFICANT CASH

October 20, 2003

Methanex Corporation recorded income before unusual items (after-tax) of US$32.1 million (US$0.27 per share) and generated EBITDA1 of US$83.0 million for the third quarter ended September 30, 2003. This compares to income before unusual items (after-tax) and net income of US$49.9 million (US$0.39 per share) and EBITDA of US$100.6 million for the second quarter 2003, and to income before unusual items (after-tax) and net income of US$58.5 million (US$0.47 per share) and EBITDA of US$108.0 million for the same period in 2002. Including the write-off of US$39.8 million in costs incurred in developing a methanol project in Australia that will not proceed, the Company recorded a net loss in the third quarter 2003 of US$7.8 million (US$0.06 per share).

Pierre Choquette, Methanex’s CEO commented, “We have produced another quarter of strong cash generation as we continue to operate in an environment of strong methanol prices. Our average realized price for the third quarter 2003 was US$216 per tonne compared with US$240 per tonne for the previous quarter and US$182 per tonne for the third quarter 2002. Currently, in the United States, the Methanex non-discounted reference price for October 2003 is US$226 per tonne (US$0.68 per gallon). In Europe, the fourth quarter contract transaction price was settled at EURO 190, before discounts, or approximately US$221 per tonne (US$0.66 per gallon). With limited new capacity expected to impact the market in the near-term, we expect that any significant improvement in global economic activity or industry supply disruptions could lead to tighter market conditions.”

Bruce Aitken, President and COO of Methanex continued, “We announced during the third quarter that we would not proceed with development of a proposed 1.3 million tonne per year methanol facility in Western Australia. High capital costs prevented the project from providing an acceptable return on investment for our shareholders. Despite this decision, we remain committed to our valued Asian customers and to maintaining our strong presence in the region. As we develop alternatives to support our customer base in Asia, our global supply chain enables us to effectively service key Asian markets from our plants in New Zealand, Chile and Canada. We are also well advanced with two major capital projects designed to further lower our cost structure and solidify our global industry leadership position for years to come. Over the next sixteen months we will add the 1.7 million tonne per year Atlas methanol facility in Trinidad, in which we have a 63.1% interest, and complete our 840,000 tonne per year Chile IV project. These low-cost capacity increments will improve the quality of our earnings and enhance our ability to generate substantial cash from our business.”

Mr. Aitken concluded, “With US$309 million of cash on hand at the end of the third quarter 2003 and our undrawn US$291 million credit facility, we continue to enjoy a strong and flexible financial position. We have the financial capacity to complete our capital spending programs and pursue new opportunities to enhance our strategic position in methanol. In addition, we remain committed to returning excess cash to shareholders.”

A conference call is scheduled for Tuesday, October 21 at 11:00 am EDT (8:00 am PDT) to review these third quarter results. To access the call, dial the Telus Conferencing operator ten minutes prior to the start of the call at (416) 883-0139, or toll free at (888) 458-1598. The security passcode for the call is 75577. A playback version of the conference call will be available for seven days at (877) 653-0545. The reservation number for the playback version is 167823. There will be a simultaneous audio-only webcast of the conference call, which can be accessed from our website at www.methanex.com.

Methanex is a Vancouver based, publicly-traded company engaged in the worldwide production and marketing of methanol. Methanex shares are listed for trading on the Toronto Stock Exchange in Canada under the trading symbol “MX” and on the Nasdaq National Market in the United States under the trading symbol “MEOH.”

[1]	For a definition of EBITDA, please refer to “Additional Information - Supplemental Non-GAAP Measures” included in this Interim Report.

For further information, contact:

Chris Cook
Director, Investor Relations

Information in this news release and the attached management’s discussion and analysis may contain forward-looking statements. By their nature, such forward-looking statements involve risks and uncertainties that could cause actual results to differ materially from those contemplated by the forward-looking statements. They include world-wide economic conditions, the availability and cost of gas feedstock, the ability to implement business strategies and pursue business opportunities, conditions in the methanol and other industries including the supply and demand for methanol and the risks attendant with producing and marketing methanol, integrating acquisitions and realizing anticipated synergies and carrying out major capital expenditure projects. Please also refer to page 40 of our 2002 Annual Report for more information on forward-looking statements.

At September 30, 2003, the number of common shares outstanding was 119,548,417.

Contact Information Methanex Investor Relations 1800 – 200 Burrard Street Vancouver, BC Canada V6C 3M1

Share Information Methanex Corporation’s common shares are listed for trading on the Toronto Stock Exchange under the symbol MX and on the Nasdaq National Market under the symbol MEOH.

Transfer Agents & Registrars CIBC Mellon Trust Company 393 University Avenue, 5th Floor Toronto, Ontario, Canada M5G 2M7 Toll free in North America:
1-800-387-0825

Investor Information All financial reports, news releases and corporate information can be accessed on our web site at www.methanex.com

E-mail:
invest@methanex.com

Methanex Toll-Free:
1-800-661-8851

Management’s Discussion and Analysis

Except where otherwise noted, all currency amounts are stated in United States dollars.

This third quarter 2003 Management’s Discussion and Analysis should be read in conjunction with the annual consolidated financial statements and the Management’s Discussion and Analysis included in the Methanex 2002 Annual Report.

	2003			2002

	Three	Three	Nine	Three	Nine
	months	months	months	months	months
	ended	ended	ended	ended	ended
($ millions, except where noted)	September 30	June 30	September 30	September 30	September 30

Sales volumes (thousands of tonnes)
Company produced	1,200	1,211	3,605	1,419	4,339
Purchased and commission	350	387	1,247	395	1,059

	1,550	1,598	4,852	1,814	5,398
Average realized methanol price ($ per tonne)	$216	$240	$226	$182	$144
Net income (loss)	$(7.8)	$49.9	$117.7	$58.5	$56.8
Income before unusual items (after-tax)[1]	$32.1	$49.9	$157.5	$58.5	$56.8
Operating income	$59.0	$79.3	$240.6	$79.8	$85.4
Cash flows from operating activities[2]	$69.0	$86.6	$267.1	$96.3	$152.8
EBITDA[3]	$83.0	$100.6	$308.8	$108.0	$170.6
Basic net income (loss) per share	$(0.06)	$0.39	$0.95	$0.47	$0.45
Basic income per share before unusual items (after-tax)[1]	$0.27	$0.39	$1.27	$0.47	$0.45
Number of common shares outstanding (millions of shares)	119.5	119.1	119.5	124.6	124.6
Weighted average number of common shares outstanding (millions of shares)	119.2	127.1	124.1	124.7	127.1

[1]	Unusual items include the write-off of plant and equipment under construction or development. For a reconciliation of net income (loss) to income before unusual items (after-tax) and the basis for the calculation of basic income per share before unusual items (after-tax), refer to “Additional Information - Supplemental Non-GAAP Measures”.

[2]	Before changes in non-cash working capital and the utilization of prepaid natural gas.

[3]	EBITDA differs from the most comparable GAAP measure, cash flows from operating activities, primarily because it does not include changes in non-cash working capital and the utilization of prepaid natural gas, cash flows from interest, income taxes, asset restructuring charges and other unusual items. For a reconciliation of cash flows from operating activities to EBITDA, refer to “Additional Information - Supplemental Non-GAAP Measures”.

METHANEX CORPORATION 2003 THIRD QUARTER REPORT 1

Continued Strong Financial Results

For the third quarter ended September 30, 2003, we recorded income before unusual items (after-tax) of $32.1 million ($0.27 per share) and EBITDA of $83.0 million. This compares to income before unusual items (after-tax) and net income of $49.9 million ($0.39 per share) and EBITDA of $100.6 million for the second quarter ended June 30, 2003. For the third quarter ended September 30, 2002, we recorded income before unusual items (after-tax) and net income of $58.5 million ($0.47 per share) and EBITDA of $108.0 million. During the third quarter of 2003, we made the decision to not proceed with the construction of a 1.3 million tonne methanol plant in Western Australia because the capital costs for the project had escalated to unacceptable levels. As a result, we recorded a before and after-tax non-cash charge of $39.8 million to write off the costs incurred in developing the project. Including the impact of this unusual item we recorded a net loss for the third quarter of 2003 of $7.8 million ($0.06 per share).

For the nine months ended September 30, 2003, we recorded income before unusual items (after-tax) of $157.5 million ($1.27 per share) and EBITDA of $308.8 million compared with income before unusual items (after-tax) and net income of $56.8 million ($0.45 per share) and EBITDA of $170.6 million for the nine months ended September 30, 2002. After taking into account the write-off of the Australia project costs, net income for the nine months ended September 30, 2003 was $117.7 million ($0.95 per share).

EBITDA

The change in EBITDA resulted from:

	Q3-2003	Q3-2003	YTD Q3-2003
	compared with	compared with	compared with
($ millions)	Q2-2003	Q3-2002	YTD Q3-2002

Higher (lower) realized price of produced methanol	(29)	41	295
Lower (higher) cash cost	14	(38)	(86)
Lower sales volume of produced methanol	(1)	(20)	(46)
Lower margin on the sale of purchased methanol	(2)	(8)	(25)

Increase (decrease) in EBITDA	(18)	(25)	138

Higher (lower) realized price of produced methanol — Methanol prices are characterized by volatility and are affected by the methanol supply/demand balance, which is influenced by global industry capacity, industry operating rates and the strength of demand. Methanol prices are also influenced by the cost structure of North American production that is determined primarily by prevailing natural gas prices.

Our average realized price for the third quarter of 2003 was $216 per tonne compared with $240 per tonne for the second quarter of 2003 and $182 per tonne for the third quarter of 2002. The change in average realized price for produced methanol decreased EBITDA by $29 million in comparison with the second quarter of 2003 and increased EBITDA by $41 million in comparison with the third quarter of 2002. The average realized price for the nine-month period ended September 30, 2003 was $226 per tonne compared with $144 per tonne for the same period in 2002 and this increased EBITDA by $295 million.

Lower (higher) cash cost — The most significant components of our cash costs are natural gas and distribution costs associated with delivering methanol to customers from our production facilities. We purchase natural gas for our Kitimat facility on a short-term basis and the purchase price is set in a competitive market that can fluctuate widely. Natural gas costs for our Chilean facility are adjusted by a formula related to methanol prices on a twelve-month trailing average basis. We purchase natural gas in New Zealand through a combination of take-or-pay supply contracts and other purchase contracts. In Trinidad, we purchase natural gas through a take-or-pay supply contract and prices are adjusted quarterly by a formula related to methanol prices.

METHANEX CORPORATION 2003 THIRD QUARTER REPORT 2

Our cash costs improved in the third quarter of 2003 and this positively impacted EBITDA by $14 million compared with the second quarter of 2003. This improvement in cash costs was primarily due to the impact of higher sales volumes of production from our low-cost Titan plant in Trinidad and lower duties. This improvement was partially offset by expenditures incurred during planned and unplanned shutdowns during the third quarter at our facilities in Chile, Trinidad and Kitimat. Natural gas costs for our Chilean facilities were higher in the third quarter of 2003 compared with the second quarter, however, this increase was mostly offset by lower natural gas costs for our Kitimat facility.

Higher cash costs decreased EBITDA by $38 million for the third quarter of 2003 compared with the third quarter of 2002 and by $86 million for the nine-month period ended September 30, 2003 compared with the same period in 2002. For the third quarter of 2003 compared with the third quarter of 2002, higher natural gas costs in Chile, New Zealand and Kitimat decreased EBITDA by $12 million, $4 million and $7 million, respectively. For the nine-month period ended September 30, 2003 compared with the same period in 2002, higher natural gas costs in Chile, New Zealand and Kitimat decreased EBITDA by $14 million, $11 million and $29 million, respectively. The remaining increase in cash costs for both periods is primarily due to higher unit costs resulting from reduced production at our New Zealand facilities, higher ocean freight costs as a result of increased fuel costs and higher import duties and other costs that are impacted by methanol prices.

Lower sales volume of produced methanol — Our sales volume of produced methanol in 2003 has been impacted by lower production from our facilities in New Zealand partially offset by sales of production from the recently acquired Titan plant in Trinidad. Lower sales volume of produced methanol decreased EBITDA for the third quarter of 2003 by $20 million compared with the third quarter of 2002 and decreased EBITDA by $46 million for the nine-month period ended September 30, 2003 compared with the same period in 2002.

Lower margin on the sale of purchased methanol — We purchase methanol at market prices and incur holding gains or losses on the resale of this product depending on the prevailing methanol price at the time of resale. In addition, the cost of sales for purchased methanol includes storage and handling costs. We incurred a loss of $13 million on the sale of approximately 350,000 tonnes of purchased methanol in the third quarter of 2003 compared with a loss of $11 million in the second quarter of 2003 and a loss of $5 million in the third quarter of 2002. For the nine-month period ended September 30, 2003, we incurred a loss of $27 million on the sale of approximately 993,000 tonnes of purchased methanol compared with a loss of $2 million for the same period in 2002.

Depreciation and Amortization

Depreciation and amortization expense for the third quarter of 2003 was $24 million compared with $28 million for the same period in 2002. For the nine-month period ended September 30, 2003, depreciation and amortization expense was $68 million compared with $85 million for the same period in 2002. Depreciation expense was lower due primarily to reduced sales volume of produced product. In addition, we wrote off our Fortier facility during the fourth quarter of 2002 and this has resulted in lower depreciation expense for 2003.

Interest Expense and Interest and Other Income

	Three months	Three months	Nine months	Nine months
	ended	ended	ended	ended
Interest expense ($ millions)	September 30, 2003	September 30, 2002	September 30, 2003	September 30, 2002

Interest expense before capitalized interest	$16	$12	$41	$29
Less: capitalized interest	(5)	(2)	(13)	(6)

Interest expense	$11	$10	$28	$23

The increase in interest expense, net of capitalized interest, relates primarily to an increase in the level of long-term debt.

Interest and other income — Interest and other income for the third quarter of 2003 was $2 million compared with $2 million for the same period in 2002. For the nine-month period ended September 30, 2003, interest and other income was $11 million compared with $9 million for the same period in 2002.

METHANEX CORPORATION 2003 THIRD QUARTER REPORT 3

Income Taxes

The effective income tax rate for the third quarter ended September 30, 2003, excluding the write-off of the Australia project costs, was 36% compared with 19% for the same period in 2002. The proportion of income earned in regions where we record accounting income taxes impacts our effective income tax rate. During the third quarter of 2003 we earned a higher proportion of our earnings from product produced in Chile, where we record accounting income taxes, and this resulted in a higher effective tax rate compared with 2002.

Unusual Items — Write-Off of Plant and Equipment Under Construction or Development

As previously described, during the third quarter we made the decision to not proceed with the construction of a 1.3 million tonne methanol plant in Western Australia and we recorded a before and after-tax non-cash charge of $39.8 million to write off the costs incurred in developing the project. We remain committed to maintaining our strong presence in the expanding Asian market and are continuing to develop alternatives to support our customer base in Asia. In the meantime, our global supply chain enables us to effectively service key Asian markets from our plants in New Zealand, Chile and Canada.

Operating Performance

During the third quarter of 2003 we experienced unplanned shutdowns at our Chile and Trinidad facilities and completed a planned turnaround at our Kitimat facility. These shutdowns represented approximately 190,000 tonnes of reduced production. For the third quarter of 2003 we operated our Kitimat, Chile and Trinidad facilities at 84% of their combined capacity compared with 99% during the second quarter of 2003. During the third quarter we produced 229,000 tonnes of methanol at our facilities in New Zealand.

The Maui natural gas field has been the primary source of natural gas for our New Zealand facilities. A contractual process was initiated in December 2001 to re-determine the economically recoverable reserves in the Maui field. On February 6, 2003, a final determination report of the economically recoverable reserves in the Maui field was released and based on this report we have lost substantially all of our remaining contractual entitlements from this field. Based on our currently contracted gas, we estimate that the New Zealand facilities will produce approximately 0.2 million tonnes during the fourth quarter of 2003. Natural gas exploration in New Zealand is ongoing and we are continuing to pursue acquisitions of additional gas to supplement contracted gas. However, there can be no assurance that we will be able to secure additional gas on commercially acceptable terms. As such, there can be no assurance that the New Zealand operations will generate sufficient cash to recover their carrying value. The net book value of the New Zealand plants at September 30, 2003 was $76 million.

Supply/Demand Fundamentals

Industry fundamentals remain favourable and we continue to operate in an environment of strong methanol prices. Strong industry operating performance, marginally lower North American natural gas prices, a slow global economic recovery and reduced demand as a result of the phase-out of MTBE by California gasoline producers resulted in slightly lower methanol prices in the third quarter of 2003. However, underlying industry fundamentals remain sound with limited new supply expected to impact the market in the near-term. We believe that any significant improvement in global economic activity or supply disruptions could result in tighter methanol market conditions.

The Methanex non-discounted U.S. reference price for October 2003 is $226 per tonne ($0.68 per gallon). In Europe, the fourth quarter contract transaction price was settled at EURO 190 before discounts (US$221 per tonne at the time of settlement), a decrease of EURO 35 per tonne compared with the third quarter. Currently, spot prices in the United States are approximately $203-206 per tonne ($0.61-0.62 per gallon). Prices in Asia are currently between $210 and $221 per tonne.

METHANEX CORPORATION 2003 THIRD QUARTER REPORT 4

Looking forward, we expect that the 1.7 million tonne Atlas methanol facility, a joint venture with BP in which we have a 63.1% interest, will be the first increment of new capacity in 2004. Atlas will provide us with production capacity to replace lost production from our New Zealand facilities. We also continue to expect higher-cost North American capacity to shut down. During 2004, we will have certain production rights to Lyondell’s 750,000 tonne per year methanol facility in Texas. NPC in Iran is also planning for new capacity in 2004.

Low-cost Methanol Capacity Under Development

Construction of Atlas is continuing and we expect this facility to start production during the first part of 2004. With the acquisition of Titan in the second quarter of 2003, which is adjacent to Atlas, we have established a Trinidad production hub underpinned by long-term natural gas contracts. These facilities will provide us with low cost, duty-free supply to North America and Western Europe.

Chile IV, an 840,000 tonne per year expansion to our low-cost Chilean methanol production facility, is progressing and we expect to complete construction in early 2005.

Liquidity and Capital Projects

Cash flows from operating activities before changes in non-cash working capital and the utilization of prepaid natural gas in the third quarter of 2003 were $69 million compared with $96 million for the same period in 2002.

Our proportionate share of capital expenditures during the third quarter of 2003 for the Atlas methanol project was $20 million. Our share of the amount drawn on the Atlas joint venture debt facilities during the third quarter was $11 million and our estimated remaining equity contribution to complete the construction of Atlas and fund the debt reserve fund is approximately $42 million.

Capital expenditures for Chile IV during the third quarter of 2003 were $15 million. The total project is estimated to cost $275 million, including $25 million of capitalized interest. Total capital expenditures to September 30, 2003 were $89 million.

During the third quarter, we announced a 20% increase in the quarterly dividend, from $0.05 per share to $0.06 per share. This increase in our dividend reflects our continued confidence in our business and our commitment to deliver value to our shareholders. During the third quarter of 2003 we paid a quarterly dividend of $0.06 per share, or approximately $7 million.

We have excellent financial capacity and flexibility. Our cash balance at September 30, 2003 was $309 million and we have an undrawn $291 million credit facility. The planned capital maintenance expenditure program directed towards major maintenance, turnarounds and catalyst changes is estimated to total approximately $50 million for the period to the end of 2005. We have the financial capacity to complete the capital maintenance spending program, fund the remaining equity contribution for Atlas and complete the construction of Chile IV. We also have the capacity to pursue new opportunities to enhance our strategic position in methanol.

Short-term Outlook

We continue to operate in an environment of strong methanol prices. Lower demand due to the phase-out of MTBE by California gasoline producers, marginally lower North American natural gas prices and historically strong industry operating performance are contributing to a slightly lower price environment. However, with limited new capacity expected to impact the market this year, we expect that any significant improvement in global economic activity or industry supply disruptions could lead to tighter market conditions. In this environment we are continuing to focus on maximizing the value generated from our low-cost facilities and maintaining our global market position. The methanol price will ultimately depend on industry operating rates and the strength of global demand. We believe that our excellent financial position and financial flexibility, outstanding global supply network and low-cost position will ensure that Methanex continues to be the leader in the methanol industry.

October 20, 2003

METHANEX CORPORATION 2003 THIRD QUARTER REPORT 5

Additional Information — Supplemental Non-GAAP Measures

In addition to providing measures prepared in accordance with Canadian Generally Accepted Accounting Principles (GAAP), Methanex presents certain supplemental non-GAAP measures. These are EBITDA, income before unusual items (after-tax) and basic income before unusual items (after-tax) per share. These measures do not have any standardized meaning prescribed by GAAP and therefore are unlikely to be comparable to similar measures presented by other companies. These measures are provided to assist readers in evaluating the operating performance and liquidity of the Company’s ongoing business. These measures should be considered in addition to, and not as a substitute for, operating income, net income, cash flows and other measures of financial performance and liquidity reported in accordance with GAAP.

Income before Unusual Items (after-tax) and Basic Income before Unusual Items (after-tax) Per Share

These supplemental non-GAAP measures are provided to assist readers in comparing earnings from one period to another without the impact of unusual items that are considered to be non-operational and/or non-recurring. Basic income before unusual items (after-tax) per share has been calculated by dividing income before unusual items (after-tax) by the weighted average number of common shares outstanding.

The following table shows a reconciliation of net income (loss) to income before unusual items (after-tax):

	2003			2002

	Three months	Three months	Nine months	Three months	Nine months
	ended	ended	ended	ended	ended
($ thousands)	September 30	June 30	September 30	September 30	September 30

Net income (loss)	$(7,750)	$49,917	$117,703	$58,502	$56,796
Add unusual items:
Write-off of plant and equipment under construction or development	39,833	—	39,833	—	—

Income before unusual items (after-tax)	$32,083	$49,917	$157,536	$58,502	$56,796

EBITDA

This supplemental non-GAAP measure is provided to assist readers in determining the ability of Methanex to generate cash from operations. EBITDA differs from the most comparable GAAP measure, cash flows from operating activities, primarily because it does not include changes in non-cash working capital and the utilization of prepaid natural gas, cash flows from interest, income taxes, asset restructuring charges and other unusual items.

The following table shows a reconciliation of cash flows from operating activities to EBITDA:

	2003			2002

	Three months	Three months	Nine months	Three months	Nine months
	ended	ended	ended	ended	ended
($ thousands)	September 30	June 30	September 30	September 30	September 30

Cash flows from operating activities	$73,611	$87,197	$265,607	$69,710	$102,873
Add (deduct):
Changes in non-cash working capital and the utilization of prepaid natural gas	(4,606)	(547)	1,539	26,594	49,976
Other non-cash operating expenses	(2,372)	(2,916)	(6,999)	(1,860)	(6,868)
Interest expense	11,035	9,700	28,457	9,757	23,027
Interest and other income	(2,372)	(4,384)	(10,648)	(2,224)	(8,700)
Income taxes — current	7,745	11,552	30,803	6,037	10,306

EBITDA	$83,041	$100,602	$308,759	$108,014	$170,614

METHANEX CORPORATION 2003 THIRD QUARTER REPORT 6

Methanex Corporation

Consolidated Statements of Income and Retained Earnings	3 months ended		9 months ended
(unaudited)	September 30		September 30

(thousands of U.S. dollars, except number of shares and per share amounts)	2003	2002	2003	2002
Revenue	$334,738	$296,509	$1,042,895	$701,799
Cost of sales and operating expenses	251,697	188,495	734,136	531,185
Depreciation and amortization	24,016	28,193	68,168	85,205

Operating income before undernoted items	59,025	79,821	240,591	85,409
Interest expense (note 8)	(11,035)	(9,757)	(28,457)	(23,027)
Interest and other income	2,372	2,224	10,648	8,700
Write-off of plant and equipment under construction or development (note 2)	(39,833)	—	(39,833)	—

Income before income taxes	10,529	72,288	182,949	71,082
Income taxes:
Current	(7,745)	(6,037)	(30,803)	(10,306)
Future	(10,534)	(7,749)	(34,443)	(3,980)

	(18,279)	(13,786)	(65,246)	(14,286)

Net income (loss)	$(7,750)	$58,502	$117,703	$56,796
Retained earnings, beginning of period	416,627	376,447	386,868	397,310
Excess of repurchase price over assigned value of common shares	—	(5,192)	(51,523)	(24,349)
Dividend payments	(7,172)	(6,225)	(51,343)	(6,225)

Retained earnings, end of period	$401,705	$423,532	$401,705	$423,532

Weighted average number of common shares outstanding*	119,249,000	124,731,304	124,078,470	127,091,882
Diluted weighted average number of common shares outstanding*	119,249,000	127,180,762	126,982,446	129,260,342
Basic net income (loss) per common share	$(0.06)	$0.47	$0.95	$0.45
Diluted net income (loss) per common share	$(0.06)	$0.46	$0.93	$0.44

*	number of common shares outstanding at September 30, 2003: 119,548,417 (September 30, 2002: 124,573,192)

METHANEX CORPORATION 2003 THIRD QUARTER REPORT 7

Methanex Corporation

Consolidated Balance Sheets	September 30	December 31
(unaudited)	2003	2002

(thousands of U.S. dollars)
Assets
Current assets:
Cash and cash equivalents	$308,580	$421,387
Receivables	204,370	201,037
Inventories	141,327	119,125
Prepaid expenses	14,027	12,079

	668,304	753,628
Property, plant and equipment (note 2)	1,350,282	979,935
Other assets	96,948	85,748

	$2,115,534	$1,819,311

Liabilities and Shareholders’ Equity
Current liabilities:
Accounts payable and accrued liabilities	$142,914	$136,035
Current maturities on long-term debt and other long-term liabilities	29,816	6,079

	172,730	142,114
Long-term debt (note 4)	753,222	547,224
Other long-term liabilities	58,874	52,980
Future income taxes	232,863	172,915
Shareholders’ equity:
Capital stock (note 5)	496,140	517,210
Retained earnings	401,705	386,868

	897,845	904,078

	$2,115,534	$1,819,311

METHANEX CORPORATION 2003 THIRD QUARTER REPORT 8

Methanex Corporation

Consolidated Statements of Cash Flows	3 months ended		9 months ended
(unaudited)	September 30		September 30

(thousands of U.S. dollars)	2003	2002	2003	2002
Cash flows from operating activities:
Net income (loss)	$(7,750)	$58,502	$117,703	$56,796
Add:
Depreciation and amortization	24,016	28,193	68,168	85,205
Future income taxes	10,534	7,749	34,443	3,980
Write-off of plant and equipment under construction or development (note 2)	39,833	—	39,833	—
Other	2,372	1,860	6,999	6,868

Cash flows from operating activities before undernoted changes	69,005	96,304	267,146	152,849
Receivables and accounts payable and accrued liabilities	(25,745)	(15,814)	4,692	(38,078)
Inventories and prepaid expenses	29,677	(13,538)	(8,380)	(14,172)
Utilization of prepaid natural gas	674	2,758	2,149	2,274

	73,611	69,710	265,607	102,873

Cash flows from financing activities:
Proceeds on issue of unsecured notes	—	—	—	200,000
Proceeds on issue of limited recourse long-term debt	11,102	—	29,113	—
Repayment of long-term debt	—	(150,000)	(29,000)	(150,000)
Proceeds on issue of shares on exercise of stock options	2,628	1,266	16,055	5,961
Dividend payments	(7,172)	(6,225)	(51,343)	(6,225)
Payment for shares repurchased	—	(10,791)	(88,648)	(55,974)
Repayment of other long-term liabilities	(4,409)	(3,952)	(6,697)	(5,107)
Other	(1,122)	—	(4,370)	(5,776)

	1,027	(169,702)	(134,890)	(17,121)

Cash flows from investing activities:
Acquisition of Titan Methanol Company, net of cash acquired (note 1)	—	—	(74,130)	—
Plant and equipment under construction or development	(38,808)	(35,273)	(132,760)	(113,055)
Property, plant and equipment	(14,754)	(4,742)	(29,026)	(7,371)
Accounts payable and accrued liabilities related to capital expenditures	2,620	(11,516)	8,452	(6,486)
Other assets	—	(1,130)	(16,060)	(2,617)

	(50,942)	(52,661)	(243,524)	(129,529)

Increase (decrease) in cash and cash equivalents	23,696	(152,653)	(112,807)	(43,777)
Cash and cash equivalents, beginning of period	284,884	441,005	421,387	332,129

Cash and cash equivalents, end of period	$308,580	$288,352	$308,580	$288,352

Supplementary cash flow information:
Interest paid, net of capitalized interest	$18,269	$13,467	$32,889	$25,328
Income taxes paid (received)	$6,756	$(127)	$28,216	$112

Non-cash investing and financing activities:
Long-term liability incurred relating to the acquisition of the ammonia assets of Pacific Ammonia Inc. (note 2)	$12,976	$—	$12,976	$—

METHANEX CORPORATION 2003 THIRD QUARTER REPORT 9

Methanex Corporation
Notes to Consolidated Financial Statements
(unaudited)

Nine months ended September 30, 2003

These consolidated financial statements are prepared in accordance with generally accepted accounting principles in Canada. These consolidated financial statements have been prepared from the books and records without audit, however, in the opinion of management, all adjustments which are necessary to the fair presentation of the results of the interim period have been made.

These consolidated financial statements should be read in conjunction with the consolidated financial statements included in the Methanex 2002 Annual Report.

1.     Business combination

Effective May 1, 2003, the Company acquired the remaining 90% interest in Titan Methanol Company (“Titan”). Titan’s principal asset is an 850,000 tonne per year methanol facility in Trinidad. The Company had acquired a 10% interest in Titan in 2000. The acquisition has been accounted for under the purchase method of accounting with its results of operations consolidated from the date of acquisition. The Company’s 100% interest in the net assets at fair values is as follows:

($ thousands)

Net Assets Acquired:
Cash	$4,384
Other current assets	35,323
Property, plant and equipment	299,866
Other assets — debt service reserve account	9,874
Current liabilities	(11,969)
Long-term debt, including current portion	(222,959)
Future income taxes	(25,505)

$89,014

Consideration, including costs on acquisition:
Cash	$78,514
Carrying value of original 10% investment in Titan	10,500

$89,014

METHANEX CORPORATION 2003 THIRD QUARTER REPORT 10

Methanex Corporation
Notes to Consolidated Financial Statements (Continued)
(unaudited)

Nine months ended September 30, 2003

2.     Property, plant and equipment

($ thousands)	Cost	Accumulated Depreciation	Net Book Value

September 30, 2003
Plant and equipment	$2,447,048	$1,425,223	$1,021,825
Plant and equipment under construction or development	303,632	—	303,632
Other	48,132	23,307	24,825

	$2,798,812	$1,448,530	$1,350,282

December 31, 2002
Plant and equipment	$2,111,575	$1,363,277	$748,298
Plant and equipment under construction or development	210,705	—	210,705
Other	41,548	20,616	20,932

	$2,363,828	$1,383,893	$979,935

Included in property, plant and equipment is the idled Medicine Hat Plant 3 which is being maintained in a position to restart if conditions warrant. At September 30, 2003 this facility had a net book value of $61 million (December 31, 2002 — $65 million).

During the third quarter of 2003, the Company recorded a write-off of $40 million to property, plant and equipment related to the decision to not proceed with the development of a 1.3 million tonne per year methanol plant located in Western Australia.

On July 1, 2003, the Company acquired the Kitimat, British Columbia ammonia production assets of Pacific Ammonia Inc. for consideration of $20 million to be paid in installments over the period to December 31, 2005. As part of the acquisition the Company entered into an agreement to supply Mitsui & Co., Ltd. with 100% of the ammonia produced through the end of 2005, during which time the Company is not subject to cost or market risk. As at September 30, 2003, $13 million is included in other long-term liabilities relating to this acquisition.

3.     Interest in Atlas joint venture

The Company has a 63.1% joint venture interest in Atlas Methanol Company (“Atlas”). The joint venture is constructing a 1.7 million tonne per year methanol plant in Trinidad. Construction is expected to be completed in the first part of 2004.

The consolidated financial statements include the following amounts representing the Company’s interest in the Atlas joint venture:

($ thousands)	September 30, 2003	December 31, 2002

Consolidated Balance Sheets
Cash and cash equivalents	$7,565	$7,168
Other current assets	2,377	1,349
Property, plant and equipment	214,279	161,808
Other assets	5,996	5,996
Current liabilities	3,943	3,847
Limited recourse long-term debt (note 4)	126,691	97,578

METHANEX CORPORATION 2003 THIRD QUARTER REPORT 11

Methanex Corporation
Notes to Consolidated Financial Statements (Continued)
(unaudited)

Nine months ended September 30, 2003

3.     Interest in Atlas joint venture (continued)

	Three months	Three months	Nine months	Nine months
	ended	ended	ended	ended
	September 30,	September 30,	September 30,	September 30,
($ thousands)	2003	2002	2003	2002

Consolidated Statements of Cash Flows
Cash inflows from financing activities	$11,102	$—	$29,113	$—
Cash outflows from investing activities	(19,980)	(31,452)	(53,403)	(88,775)

To September 30, 2003, the joint venture had no revenue and all expenditures were capitalized.

The Company estimates that its remaining share of capital expenditures to complete the construction of Atlas, including capitalized interest and funding of a debt reserve fund, will be approximately $74 million. The Company expects that these expenditures will be funded from cash generated from operations, cash and cash equivalents and the proceeds from the limited recourse debt facilities. The Company’s proportionate share of the total Atlas limited recourse facility is $159 million and the facility will be utilized to fund the construction of Atlas pro rata with equity contributions. The Company estimates its future cash equity contribution to complete the construction of the project and fund the debt reserve fund will be approximately $42 million.

4.     Long-term debt

Long-term debt includes unsecured notes of the Company, limited recourse long-term debt of Titan and the Company’s proportionate share of limited recourse long-term debt of the Atlas joint venture. The debt of Titan and Atlas are described as limited recourse as they are secured only by the assets of the related subsidiary or joint venture.

		September 30,	December 31,
($ thousands)		2003	2002

Unsecured notes
i)	7.75% due August 15, 2005 (effective yield 7.83%)	$249,749	$249,646
ii)	8.75% due August 15, 2012 (effective yield 8.75%)	200,000	200,000

		$449,749	$449,646

Atlas — limited recourse facilities
i)	Senior commercial bank loan facility to a maximum amount of $72 million with interest rates based on LIBOR plus a spread ranging from 2.25% to 2.75%. Principal will be paid in twelve semi-annual payments commencing six months the earlier of completion of construction and December 31, 2004.	$55,893	$43,513

ii)	Senior secured notes to a maximum amount of $63 million bearing an interest rate based on the yield to maturity on a ten-year U.S. treasury security plus 3.85% with semi-annual interest payments. Principal will be paid in nine semi-annual payments commencing six years after the earlier of completion of construction and December 31, 2004.	49,378	38,432

iii)	Senior fixed rate bonds to a maximum amount of $15 million bearing an interest rate of 8.25% with semi-annual interest payments. Principal will be paid in four semi-annual payments commencing eleven years after the earlier of completion of construction and December 31, 2004.	13,910	9,825

iv)	Subordinated loans to a maximum amount of $9 million with an interest rate based on LIBOR plus a spread ranging from 2.25% to 2.75%. Principal will be paid in twenty semi-annual payments commencing six years after the earlier of completion of construction and December 31, 2004.	7,510	5,808

		$126,691	$97,578

METHANEX CORPORATION 2003 THIRD QUARTER REPORT 12

Methanex Corporation
Notes to Consolidated Financial Statements (Continued)
(unaudited)

Nine months ended September 30, 2003

4.     Long-term debt (continued)

		September 30,	December 31,
($ thousands)		2003	2002

Titan — limited recourse facilities
i)	Senior loans with an average fixed interest rate of 7.4%. Principal and interest is repayable by semi-annual payments. The loans mature in April 2010.	54,596	—

ii)	Senior commercial bank loan facility and senior loans with interest rates based on LIBOR plus a spread ranging from 0.75% to 2.25%. Principal and interest is repayable by semi-annual payments. The loan matures in April 2010.	67,500	—

iii)	Senior revolving working capital facilities to a maximum amount of $35 million with interest payable semi-annually and interest rates based on LIBOR plus a spread of 3%. The facilities expire in 2010.	25,000	—

iv)	Senior liquidity support facility, to a maximum amount of $22 million, with interest payable semi-annually and interest rates based on LIBOR plus a spread of 3%. Principal is repayable over time from available cash flows of Titan in accordance with the terms of the agreement. The facility expires in 2008.	18,367	—

v)	Subordinated loans with current interest rates based on LIBOR plus 4%. Principal and interest is scheduled to be repaid semi-annually over the period to 2010. To date payments have not been made. Principal and interest is payable from the available cash flows of Titan following full repayment of the senior liquidity support facility.	28,780	—

		$194,243	$—

		$770,683	$547,224
Less: current maturities		(17,461)	—

		$753,222	$547,224

At September 30, 2003, Titan has an interest rate swap contract with a remaining notional principal amount of $70 million. Under the contract, Titan has agreed to exchange, with another party, at specified intervals, the difference between floating interest rates and a fixed interest rate of 6.6%. The swap contract matures over the period to 2010.

5.     Capital stock

Changes in the capital stock of the Company during the period January 1, 2003 to September 30, 2003 were as follows:

	Number of	Consideration
	Common Shares	($ thousands)

Balance, December 31, 2002	125,651,639	$517,210
Issued on exercise of stock options	2,460,178	13,427
Shares repurchased	(9,000,000)	(37,125)

Balance, June 30, 2003	119,111,817	$493,512
Issued on exercise of stock options	436,600	2,628

Balance, September 30, 2003	119,548,417	$496,140

On June 30, 2003, the Company repurchased for cancellation 9 million of its common shares from NOVA Chemicals. The cost to acquire the shares in the amount of $89 million was allocated $37 million to capital stock and $52 million to retained earnings.

METHANEX CORPORATION 2003 THIRD QUARTER REPORT 13

Methanex Corporation
Notes to Consolidated Financial Statements (Continued)
(unaudited)

Nine months ended September 30, 2003

6.     Net income per share

A reconciliation of the weighted average number of common shares is as follows:

	Three months	Three months	Nine months	Nine months
	ended	ended	ended	ended
	September 30,	September 30,	September 30,	September 30,
	2003	2002	2003	2002

Denominator for basic net income per share	119,249,000	124,731,304	124,078,470	127,091,882
Effect of dilutive stock options	—	2,449,458	2,903,976	2,168,460

Denominator for diluted net income per share	119,249,000	127,180,762	126,982,446	129,260,342

7.      Stock-based compensation

(a)    Stock options:

(i)	Incentive stock options:

Common shares reserved for incentive stock options at September 30, 2003 were as follows:

	Options denominated in CAD$		Options denominated in US$

	Number of	Weighted	Number of	Weighted
	Stock	Average	Stock	Average
	Options	Exercise Price	Options	Exercise Price

Outstanding at December 31, 2002	6,848,328	$10.53	2,432,000	$6.47
Granted	—	—	1,194,000	9.23
Exercised	(1,507,128)	8.55	(362,850)	6.45
Cancelled	(14,750)	8.92	(23,500)	6.45

Outstanding at June 30, 2003	5,326,450	$11.10	3,239,650	$7.49
Exercised	(280,600)	9.47	(31,000)	6.45
Cancelled	(7,875)	11.17	(17,500)	7.40

Outstanding at September 30, 2003	5,037,975	$11.19	3,191,150	$7.50

As at September 30, 2003, 4,323,656 incentive stock options denominated in CAD$ and 799,650 incentive stock options denominated in US$ had vested and were exercisable at an average price of CAD$11.45 and US$6.47, respectively.

(ii)	Performance stock options:

Common shares reserved for performance stock options at September 30, 2003 were as follows:

	Number of	Average Exercise
	Stock Options	Price (CAD$)

Outstanding at December 31, 2002	1,662,200	$4.47
Exercised	(590,200)	4.47

Outstanding at June 30, 2003	1,072,000	$4.47
Exercised	(125,000)	4.47

Outstanding at September 30, 2003	947,000	$4.47

METHANEX CORPORATION 2003 THIRD QUARTER REPORT 14

Methanex Corporation
Notes to Consolidated Financial Statements (Continued)
(unaudited)

Nine months ended September 30, 2003

7.      Stock-based compensation (continued)

(a)    Stock options:

(ii)	Performance stock option: (continued)

The vesting of the performance stock options is tied to the market value of the Company’s common shares subsequent to the date of grant. Pursuant to the terms of the option agreements, on October 1, 2002, 699,000 options vested and became exercisable as the Company’s shares had traded above CAD $10 per share. On June 5, 2003, an additional 761,000 options vested and became exercisable as the Company’s shares traded above CAD$15 per share.

As at September 30, 2003, 282,000 outstanding performance stock options have vested and are exercisable. The remaining 665,000 options will vest if the Company’s shares trade at or above CAD $20 per share.

(iii)	Fair value method disclosure:

The Company does not recognize compensation expense when stock options are granted and instead provides pro forma disclosure as if a fair value based method had been used. The Company uses the Black-Scholes option pricing model to estimate the fair value of each stock option at the date of grant.

If the fair value based method had been used to measure and recognize stock-based compensation, the Company’s net income (loss) and net income (loss) per share would have been as follows:

	Three months		Three months
	ended September 30, 2003		ended September 30, 2002

($ thousands, except per share amounts)	As Reported	Pro Forma	As Reported	Pro Forma

Net income (loss)	$(7,750)	$(8,677)	$58,502	$57,468
Basic net income (loss) per share	$(0.06)	$(0.07)	$0.47	$0.46
Fully diluted net income (loss) per share	$(0.06)	$(0.07)	$0.46	$0.45

	Nine months		Nine months
	ended September 30, 2003		ended September 30, 2002

($ thousands, except per share amounts)	As Reported	Pro Forma	As Reported	Pro Forma

Net income	$117,703	$114,840	$56,796	$54,387
Basic net income per share	$0.95	$0.93	$0.45	$0.43
Fully diluted net income per share	$0.93	$0.90	$0.44	$0.42

          The pro forma amounts exclude the effect of stock options granted prior to January 1, 2002.

METHANEX CORPORATION 2003 THIRD QUARTER REPORT 15

Methanex Corporation
Notes to Consolidated Financial Statements (Continued)
(unaudited)

Nine months ended September 30, 2003

7.      Stock-based compensation (continued)

(a)    Stock options: (continued)

(iii)	Fair value method disclosure: (continued)

The fair value of each stock option grant was estimated on the date of grant using the Black-Scholes option pricing model with the following assumptions:

	2003	2002

Risk-free interest rate	5%	5%
Expected dividend yield	2%	—
Expected life	5 years	5 years
Expected volatility	35%	35%
Weighted average fair value of options granted ($US/share)	$2.59	$2.46

(b)    Restricted share units:

Commencing in 2003, executive officers may elect to receive 50% or 100% of the value of their annual long-term incentive award in the form of restricted share units (RSU’s). RSU’s are grants of notional shares that are non-dilutive to shareholders. Holders of RSU’s are entitled to dividend-equivalents in the form of additional RSU’s. Upon vesting, RSU’s are redeemed at a value based on the trading price of the Company’s shares. Compensation expense for RSU’s is measured at fair value based on the market value of the Company’s shares at the date of grant and is recognized, together with changes in fair value, over the period from the date of grant to the date of vesting. As at September 30, 2003 a total of 497,913 RSU’s are outstanding and will vest on December 1, 2005.

8.      Interest expense

	Three months	Three months	Nine months	Nine months
	ended	ended	ended	ended
	September 30,	September 30,	September 30,	September 30,
($ thousands)	2003	2002	2003	2002

Interest expense before capitalized interest	$16,065	$11,646	$41,461	$28,546
Less: capitalized interest	(5,030)	(1,889)	(13,004)	(5,519)

Interest expense	$11,035	$9,757	$28,457	$23,027

Interest expense before capitalized interest includes the Company’s proportionate share of interest expense related to the limited recourse long-term debt facilities of Atlas.

9.     New Zealand natural gas

The Maui natural gas field has been the primary gas supply source for the Company’s New Zealand plants. A contractual process was initiated in December 2001 to re-determine the economically recoverable reserves in the Maui field. On February 6, 2003, the independent expert, who was appointed by the parties to the Maui gas contract, released a final determination report of economically recoverable reserves and based on this report, the Company has lost substantially all of its remaining contractual entitlements from the Maui field. Natural gas exploration in New Zealand is ongoing and the Company is continuing to pursue acquisitions of additional gas to supplement contracted gas. However, there can be no assurance that we will be able to secure additional gas in New Zealand on commercially acceptable terms. As such, there can be no assurance that the New Zealand operations will generate sufficient cash to recover their carrying value. As at September 30, 2003, the net book value of the New Zealand plants was $76 million.

METHANEX CORPORATION 2003 THIRD QUARTER REPORT 16

Quarterly History	YTD
(unaudited)	2003	Q3	Q2	Q1	2002	Q4	Q3	Q2	Q1	2001	Q4	Q3	Q2	Q1

Methanol sales volume (thousands of tonnes)
Company produced product	3,605	1,200	1,211	1,194	5,686	1,347	1,419	1,489	1,431	5,390	1,522	1,327	1,296	1,245
Purchased product	993	350	332	311	809	278	207	129	195	1,280	170	301	404	405
Commission sales[1]	254	—	55	199	725	197	188	183	157	720	169	184	146	221

	4,852	1,550	1,598	1,704	7,220	1,822	1,814	1,801	1,783	7,390	1,861	1,812	1,846	1,871

Methanol production (thousands of tonnes)
Chile	2,064	624	732	708	2,932	735	748	743	706	2,783	662	710	708	703
New Zealand	810	229	225	356	2,281	552	593	601	535	2,133	592	520	447	574
Canada	340	91	122	127	478	126	125	103	124	445	127	123	93	102
Trinidad[1]	355	202	153	—	—	—	—	—	—	—	—	—	—	—

	3,569	1,146	1,232	1,191	5,691	1,413	1,466	1,447	1,365	5,361	1,381	1,353	1,248	1,379

Methanol price[2]
($/tonne)	226	216	240	223	155	188	182	138	111	172	115	147	200	225
($/gallon)	0.68	0.65	0.72	0.67	0.47	0.57	0.55	0.42	0.33	0.52	0.35	0.44	0.60	0.68
Per share information
Net income (loss)	$0.95	(0.06)	0.39	0.60	0.21	(0.24)	0.47	0.12	(0.13)	0.46	(0.10)	(0.15)	0.25	0.43

[1]	On May 1, 2003 we acquired the remaining interest in the 850,000 tonne per year Titan methanol facility (“Titan”). Prior to May 1, 2003 we had a 10% interest in Titan and marketed its entire production on a commission basis.

[2]	Produced and purchased product.

METHANEX CORPORATION 2003 THIRD QUARTER REPORT 17